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Minority-ownedCraft Beer
Kato Sake Works

Sake Brewery

5 Central Ave Space B
Brooklyn, NY 11206
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $50,000 invested.
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THE PITCH
Kato Sake Works is seeking investment to expand into a 2,500 sq.ft. production space replete with a taproom for sake tastings.
Expanding LocationLease SecuredGenerating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR STORY

Our founder, Shinobu Kato, had a problem when he moved to the US from Tokyo. He loved cooking, entertaining friends, and hosting parties, but was never able to find a good sake to serve for these various occasions.

Shinobu began home brewing sake in 2014. After several successful batches, his friends started asking to buy a bottle of "Shinobu's Sake."
Kato Sake Works opened its doors in April 2020. Despite the challenging start with the pandemic and lockdown, KSW achieved steady growth thanks to the supportive local community in Bushwick.
After a year and a half of operation, KSW's current 500 square foot space has reached its maximum capacity, selling out all the sake they make.
KSW has 25 active wholesale accounts and now has to turn down all new account requests. There are 15 on the waitlist.
KSW is one of the only two craft sake breweries in NY and about 25 in the US.
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OUR VISION

Kato Sake Works offers local sake enjoyed genuinely. We are the neighborhood brewery that bridges cultures and reshapes the sake experience.

The Katos' vision is to build a destination for quality craft sake with a brewery culture and casual atmosphere, as well as a place where conversations around art, food, drink and Japanese culture could be shared and enjoyed.
The current 500 square foot brewery produces approximately 800 bottles per month. About 70% of sales come from in-store customers purchasing bottles of sake and the remaining 30% of sales comes from 25 wholesale accounts (restaurants, bars and wine & spirits retail stores), mainly in Northern Brooklyn.
The brewery has garnered 5-star reviews on Google and Yelp with very positive customer reviews even though we have never been able to offer "real" taproom service due to the pandemic and space constraint.
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INTENDED USE OF FUNDS

KSW is ready for its next level of growth. The plan is to invest in building out a larger space with new equipment and fermentation tanks.

The new 2,500 square foot facility will have 10x existing production by month 12 in operation.
Increased production will allow KSW to service demand throughout Brooklyn and venture further into Manhattan.
The space will also have a 500 square foot taproom with seated bar service as well as a retail space.
Construction (tenant improvements), soft costs, equipment, initial inventory, and operating capital cushion at an estimated cost of $1,000,000

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LOCATION AND THE SPACE

KSW has secured a 2,500 sq ft space at 379 Troutman St. in Brooklyn, the northern end of Bushwick bordering with East Williamsburg.

The new space is located one block from the Jefferson St. subway station on the L Train.
Bushwick is a thriving neighborhood in Northeast Brooklyn that is home to over 100,000 residents and known for its vibrant art scene.
Bushwick and East Williamsburg are home for craft beverage producers, including Kings County Brewers Collective (KCBC), Non Sequiter Beer Project, Interboro Spirits & Ales, Grimm Artisanal Ales, Moto Spirits Distillery, and Enlightenment Wines Meadery.
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THE TEAM
Shinobu Kato
Founder & Brewer

Shinobu Kato, Founder and Master Brewer of Kato Sake Works, was born and raised in Koenji, a culturally rich and dynamic neighborhood in Tokyo, Japan. After 5 years working with Softbank, a Japanese Tech conglomerate, he came to the US and earned his MBA at the University of Maryland in 2004. Upon graduating, he accepted a postion working in the IT Department at Nissan in Nashville, Tennessee where he led a 30-person team of global software engineers to deliver and implement solutions around Nissan's ever-changing technology needs. His career at Nissan spanned 10 years, including a two-year assignment in Chennai, India to train and build an offshore software team.

As Shinobu's career grew, so did his palate for sake -- it was his connection to home. He came to know the joy that a perfectly selected sake can bring to a busy day. He immersed himself in sake culture and explored a range of varietals. Eventually, Shinobu left the corporate world and moved to NYC to build Kato Sake Works in 2016.

He and his wife, Ayako, live in Bushwick.When he's not brewing sake, Shinobu enjoys cooking, DIY'ing and wring code. Backpacking and road trips are his favorite ways to relax between making batches of sake.

Joanie Payne
Assistant Brewer
Evan Miyawaki
Cellar, Taproom, & Tour
India Garcia
Social Media & Communication
James Ordway
Taproom Sales
Ryan Budgen & Michelle Ando
Brand Designers
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PRESS
Shinobu Kato: Puncturing Sake's Posh Image One Glass At a Time

You can take the boy out of Koenji, Tokyo, but you can't take Koenji out of the boy.

Why American Sake Producers Are on the Rise

Brewers are infusing Japanese rice wine with fruit, carbonating it, or using hops.

Across the U.S., Traditional Saké Gets a Craft Spin

Recommended bottles: Kato Sake Works Nama

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OUR JOURNEY
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-out $94,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $937,687 $1,637,590 $1,883,228 $2,109,215 $2,277,952

Cost of Goods Sold $493,521 $775,428 $868,479 $972,696 $1,089,420

Gross Profit $444,166 $862,162 $1,014,749 $1,136,519 $1,188,532

EXPENSES

Repairs & Maintenance $12,000 $12,000 $12,000 $12,000 $12,000

Training and Education $1,800 $1,800 $1,891 $1,938 $1,986

Product Development $3,600 $3,600 $3,782 $3,876 $3,972

Sales Payroll $76,464 $76,464 $80,334 $82,342 $84,400

Biz Dev Payroll $8,250 $15,000 $15,111 $15,230 $15,306

Creative, Promotional and Design Services $10,650 $10,650 $11,188 $11,467 $11,753

Digital Marketing $6,000 $6,000 $6,303 $6,460 $6,621

Merchandise $2,400 $2,400 $2,521 $2,584 $2,648

Rent $134,568 $137,808 $116,802 $122,642 $128,774

G&A Payroll $34,632 $99,040 $99,040 $99,040 $99,040

Bank Fees $300 $300 $300 $300 $300

Dues and Subscriptions $3,000 $3,000 $3,151 $3,229 $3,309

Licenses and Permits $1,440 $1,440 $1,512 $1,549 $1,587

Insurance $5,800 $5,800 $6,093 $6,245 $6,401

Office Expenses $9,000 $9,000 $9,455 $9,691 $9,933

Professional Fees $14,950 $14,950 $15,706 $16,098 $16,500

Travel and Entertainment $3,600 $6,000 $24,000 $24,000 $24,000

Utilities $26,600 $27,800 $25,215 $25,845 $26,491

Company Events $0 $18,000 $18,000 $18,000 $18,000

Operating Profit $89,112 $411,110 $562,345 $673,983 $715,511

This information is provided by Kato Sake Works. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $100,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends March 11th, 2022

Summary of Terms

Legal Business Name Kato Sake Works, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2.4%–6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1st, 2028

Financial Condition

Historical milestones

Kato Sake Works has been operating since March 2019 and has since achieved the following milestones:

Opened the current brewery in Brooklyn, NY in March 2020

Achieved revenue of $105K in 2020, which then grew to $205K in 2021 (as of November 28, 2021).

Had Cost of Goods Sold (COGS) of $30K, which represented gross profit margin of 71% in 2020. COGS were then $52K the following year, which implied gross profit margin of 75%.

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Kato Sake Works's fundraising. However, Kato Sake Works may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Kato Sake Works to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Kato Sake Works operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Kato Sake Works competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Kato Sake Works's core business or the inability to compete successfully against the with other competitors could negatively affect Kato Sake Works's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Kato Sake Works's management or vote on and/or influence any managerial decisions regarding Kato Sake Works. Furthermore, if the founders or other key personnel of Kato Sake Works were to leave Kato Sake Works or become unable to work, Kato Sake Works (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Kato Sake Works and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Kato Sake Works is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Kato Sake Works might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Kato

Sake Works is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Kato Sake Works

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Kato Sake Works's financial performance or ability to continue to operate. In the event Kato Sake Works ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Kato Sake Works nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Kato Sake Works will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Kato Sake Works is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Kato Sake Works will carry some insurance, Kato Sake Works may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Kato Sake Works could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Kato Sake Works's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Kato Sake Works's management will coincide: you both want Kato Sake Works to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Kato Sake Works to act conservative to make sure they are best equipped to repay the Note obligations, while Kato Sake Works might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Kato Sake Works needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Kato Sake Works or management), which is responsible for monitoring Kato Sake Works's compliance with the law. Kato Sake Works will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Kato Sake Works is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Kato Sake Works fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Kato Sake Works, and the revenue of Kato Sake Works can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Kato Sake Works to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Kato Sake Works. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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